Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID A. KATZ	51 WEST 52ND STREET		T. EIKO STANGE	RONALD C. CHEN
HERBERT M. WACHTELL	ILENE KNABLE GOTTS	NEW YORK, N.Y. 10019-6150		JOHN F. LYNCH	GORDON S. MOODIE
PAUL VIZCARRONDO, JR.	JEFFREY M. WINTNER	TELEPHONE: (212) 403 -1000		WILLIAM SAVITT	DONGJU SONG
PETER C. HEIN	TREVOR S. NORWITZ	FACSIMILE: (212) 403 -2000		ERIC M. ROSOF	BRADLEY R. WILSON
HAROLD S. NOVIKOFF	BEN M. GERMANA			GREGORY E. OSTLING	GRAHAM W. MELI
THEODORE N. MIRVIS	ANDREW J. NUSSBAUM	GEORGE A. KATZ (1965-1989)		DAVID B. ANDERS	GREGORY E. PESSIN
EDWARD D. HERLIHY	RACHELLE SILVERBERG	JAMES H. FOGELSON (1967-1991)		ANDREA K. WAHLQUIST	CARRIE M. REILLY
DANIEL A. NEFF	STEVEN A. COHEN	LEONARD M. ROSEN (1965-2014)		ADAM J. SHAPIRO	MARK F. VEBLEN
ANDREW R. BROWNSTEIN	DEBORAH L. PAUL			NELSON O. FITTS	VICTOR GOLDFELD
MARC WOLINSKY	DAVID C. KARP	OF COUNSEL		JOSHUA M. HOLMES	EDWARD J. LEE

STEVEN A. ROSENBLUM	RICHARD K. KIM	WILLIAM T. ALLEN	DAVID S. NEILL	DAVID E. SHAPIRO	BRANDON C. PRICE
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	MARTIN J.E. ARMS	BERNARD W. NUSSBAUM	DAMIAN G. DIDDEN	KEVIN S. SCHWARTZ
SCOTT K. CHARLES	MARK GORDON	MICHAEL H. BYOWITZ	LAWRENCE B. PEDOWITZ	IAN BOCZKO	MICHAEL S. BENN
JODI J. SCHWARTZ	JOSEPH D. LARSON	PETER C. CANELLOS	ERIC S. ROBINSON	MATTHEW M. GUEST	SABASTIAN V. NILES
ADAM O. EMMERICH	LAWRENCE S. MAKOW	DAVID M. EINHORN	PATRICIA A. ROBINSON*	DAVID E. KAHAN	ALISON ZIESKE PREISS
GEORGE T. CONWAY III	JEANNEMARIE O’BRIEN	KENNETH B. FORREST	ERIC M. ROTH	DAVID K. LAM	TIJANA J. DVORNIC
RALPH M. LEVENE	WAYNE M. CARLIN	THEODORE GEWERTZ	PAUL K. ROWE	BENJAMIN M. ROTH	JENNA E. LEVINE
RICHARD G. MASON	STEPHEN R. DiPRIMA	RICHARD D. KATCHER	DAVID A. SCHWARTZ	JOSHUA A. FELTMAN	RYAN A. McLEOD
MICHAEL J. SEGAL	NICHOLAS G. DEMMO	MEYER G. KOPLOW	MICHAEL W. SCHWARTZ	ELAINE P. GOLIN
DAVID M. SILK	IGOR KIRMAN	DOUGLAS K. MAYER	STEPHANIE J. SELIGMAN	EMIL A. KLEINHAUS
ROBIN PANOVKA	JONATHAN M. MOSES	ROBERT B. MAZUR	ELLIOTT V. STEIN	KARESSA L. CAIN
		MARSHALL L. MILLER	WARREN R. STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		FRANCO CASTELLI	LAUREN M. KOFKE
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	S. CHRISTOPHER SZCZERBAN
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

October 11, 2017

H. Roger Schwall
Assistant Director
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             EQT Corporation
Registration Statement on Form S-4
Filed July 27, 2017
File No. 333-219508

Dear Mr. Schwall:

Reference is made to the Registration Statement on Form S-4 (File No. 333-219508) filed by EQT Corporation (the “Company”) with the U.S. Securities and Exchange Commission on July 27, 2017, as amended on September 8, 2017 and September 28, 2017 (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 9:30 a.m. Eastern Time on October 12, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

*          *           *          *           *          *

If you have any questions concerning this letter, or if you require any additional information, please do not hesitate to contact me at (212) 403-1347 or by email at SACohen@wlrk.com or Victor Goldfeld at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Steven A. Cohen
Steven A. Cohen

cc:                                Lewis B. Gardner, EQT Corporation
Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

William E. Jordan, Rice Energy Inc.
Stephen M. Gill, Vinson & Elkins LLP